Exhibit 99.1

TIAN RUIXIANG Holdings Ltd. Announces Receipt of Nasdaq Delisting Notification Regarding Minimum Bid Price Deficiency

BEIJING, Jan. 26, 2026 /PRNewswire/ -- TIAN RUIXIANG Holdings Ltd. (Nasdaq: TIRX) (the “Company” or “TRX”) today announced that it had received a written notification (the “Notice”) from the Listing Qualifications (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on January 20, 2026, indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). This determination was based on the fact that the bid price of the Company’s listed securities had closed at less than $1 per share over the prior 30 consecutive business days.

Pursuant to the Notice, normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Minimum Bid Price Requirement. However, pursuant to Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period specified in Listing Rule 5810(c)(3)(A) due to the fact that the Company has effected a reverse stock split over the prior one-year period. As a result, the Staff determined to delist the Company’s securities from The Nasdaq Capital Market.

The Company requested a hearing before the Nasdaq Hearings Panel (the “Panel”) on January 22, 2026, to appeal the Notice and to address compliance with the Minimum Bid Price Requirement. This hearing request has stayed the delisting of the Company’s securities pending the Panel’s decision. Consequently, the Company’s securities will continue to trade on The Nasdaq Capital Market while the appeal process is pending.

On January 22, 2026, Nasdaq notified the Company that the hearing is scheduled to be held on February 17, 2025. The Company intends to present a plan to regain compliance to the Panel. However, there are no assurances that the Company will be able to regain or maintain compliance with the Minimum Bid Price Requirement or any other Nasdaq listing standards, that Nasdaq will grant the Company any extension of time to regain compliance with the Minimum Bid Price Requirement, or that any such appeal to the Panel will be successful, as applicable.

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China through its China-based variable interest entity. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance, life insurance, and other miscellaneous insurance.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These include statements regarding future plans, objectives, expectations and intentions, and involve known and unknown risks and uncertainties. Words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “continue,” or similar expressions identify these statements. These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance; actual results may differ materially. TIAN RUIXIANG Holdings Ltd. undertakes no obligation to update these statements for subsequent events or circumstances, except as required by law.

For investor and media enquiries, please contact:
TIAN RUIXIANG Holdings Ltd
Investor Relations Department
Email: ir@tianrx.com